======
FORM 3
======
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

================================================================================
1.  Name and Address of Reporting Person*

    TRUXAL         MARK          E.
--------------------------------------------------------------------------------
    (Last)         (First)       (Middle)
    c/o SkyMall, Inc.
    1520 E. Pima Street
--------------------------------------------------------------------------------
    (Street)

    Phoenix         AZ             85034
--------------------------------------------------------------------------------
    (City         (State)         (Zip)
================================================================================
2.  Date of Event
    Requiring Statement
    (Month/Day/Year)

    March 30, 2000
================================================================================
3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)


================================================================================
4.  Issuer Name and Ticker or Trading Symbol

    SkyMall, Inc.; SKYM
================================================================================
5.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [ ] Director                          [ ] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    Vice President & Controller
    ------------------------------
================================================================================
6.  If Amendment, Date of Original
    (Month/Day/Year)

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
================================================================================

=================================================================================================================
                      TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
=================================================================================================================
1. Title of Security   2. Amount of Securities    3. Ownership        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)             Beneficially Owned         Form: Direct        (Instr. 5)
                          (Instr. 4)                 (D) or Indirect
                                                     (I) (Instr. 5)
-----------------------------------------------------------------------------------------------------------------
None.
-----------------------------------------------------------------------------------------------------------------

=================================================================================================================

Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

======================================================================================
               Table II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
======================================================================================
1. Title of Derivative Security  2. Date Exer-       3. Title and Amount of Securities
   (Instr. 4)                       cisable and         Underlying Derivative Security
                                    Expiration          (Inst. 4)
                                    Date
                                    (Month/Day/Year)
                                    ----------------     -----------------------------
                                    Date      Expir-                         Amount or
                                    Exer-     tion           Title           Number of
                                    cisable   Date                           Shares
--------------------------------------------------------------------------------------
   Options to Purchase
   Common Stock                     (1)       (1)        Common Stock        10,000
--------------------------------------------------------------------------------------
   Options to Purchase
   Common Stock                     (2)       (2)        Common Stock         6,470
--------------------------------------------------------------------------------------
   Options to Purchase
   Common Stock                     (3)       (3)        Common Stock           280
--------------------------------------------------------------------------------------

======================================================================================
4. Conver-         5. Owner-         6. Nature of Indirect
   sion or            ship              Beneficial Ownership
   Exercise           Form of           (Inst. 5)
   Price of           Deriv-
   Deri-              ative
   ative              Security:
   Security           Direct
                      (D) or
                      Indirect
                      (I)
                      (Instr. 5)
--------------------------------------------------------------------------------------
$2.75                 D
--------------------------------------------------------------------------------------
$12.75                D
--------------------------------------------------------------------------------------
$13.1875              D
--------------------------------------------------------------------------------------

======================================================================================

Explanation of Responses:

(1) Options to purchase 10,000 shares of Common Stock from the Company pursuant to the 1994 Stock Option Plan at a purchase price of $2.75 per share. Options are exercisable with respect to (i) 3,333 shares after September 9, 1999, (ii) an additional 3,333 shares after September 9, 2000 and (iii) the remaining 3,334 shares after September 9, 2001; and all options expire September 9, 2008 in accordance with the Option Agreement.
(2) Options to purchase 6,470 shares of Common Stock from the Company pursuant to the 1994 Stock Option Plan at a purchase price of $12.75 per share. Options are exercisable with respect to (i) 2,156 shares after April 5, 2000, (ii) an additional 2,157 shares after April 5, 2001 and (iii) the remaining 2,157 shares after April 5, 2002; and all options expire April 5, 2009 in accordance with the Option Agreement.
(3) Options to purchase 280 shares of Common Stock from the Company pursuant to the 1994 Stock Option Plan at a purchase price of $13.1875 per share. Options are exercisable with respect to (i) 93 shares after April 23, 2000
     (ii) an additional 93 shares after April 23, 2001 and (iii) the remaining 94 shares after April 23, 2002; and all options expire April 23, 2009 in accordance with the Option Agreement.


                           /s/ Mark E. Truxal                    April 10, 2000
                           -------------------------------     -----------------
                           **Signature of Reporting Person           Date
                           MARK E. TRUXAL

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1473 (7-97)